TRILOGY
ENERGY TRUST

350 7TH AVE. SW CALGARY, ALBERTA, T2P 3N9
PHONE: (403) 290-2900 FAX: (403) 263-8915

[redacted]

07023799

May 10, 2007

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Dear Sir or Madam:

Re: Trilogy Energy Trust (the "Trust")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34876

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we submit the following documents:

1. Press Release Dated May 8, 2007

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (403) 290-2917 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,
TRILOGY ENERGY TRUST
by its Administrator
Trilogy Energy Ltd.

Gail L. Yester
Assistant Corporate Secretary

GLY/kp
Enclosure

TRILOGY
ENERGY TRUST

Calgary, Alberta

May 8, 2007

NEWS RELEASE: Trilogy Energy Trust
Financial and Operating Results
For the Three Months Ended March 31, 2007

Trilogy Energy Trust (TSX: TET.UN) ("Trilogy" or "the Trust") is pleased to announce its financial and operating results for the three months ended March 31, 2007.

FIRST QUARTER 2007 HIGHLIGHTS

- Sales volume for the first quarter of 2007 averaged 24,475 Boe/d as compared to 25,042 Boe/d for the fourth quarter of 2006. The decrease in sales volume resulted primarily from production being shut-in in the Grande Prairie and South Kaybob areas due to pipeline constraints and other operational issues, as well as being a reflection of lower drilling and completion activity during the previous quarter. These declines were partially offset by new production additions in these areas.
- Funds flow from operations increased to $65.4 million during the first quarter of 2007 as compared to $62.9 million for the previous quarter due mainly to the higher average realized natural gas prices and realized gains on financial instruments, offset by the decline in sales volume.
- Net earnings were $9.4 million in the first quarter of 2007, down from $24.6 million in the fourth quarter of 2006. The decrease is attributable mainly to the increase in the non-cash loss on financial instruments, offset by the positive impact of the change in funds flow from operations and lower depletion and depreciation and exploration expenditures.
- Capital expenditures totaled $55.0 million for the first quarter of 2007, including $2.3 million spent on land acquisitions.
- Cash distributions declared to Unitholders for the first quarter of 2007 amounted to $27.8 million or 42 percent of funds flow from operations.
- Trilogy is proceeding with the sale of its Marten Creek assets. Closing of this sale is expected during the second quarter. The proceeds from this sale amounting to approximately $78 million, before adjustments, will be used to pay down the junior secured non-revolving acquisition facility loan.

FINANCIAL AND OPERATING HIGHLIGHTS

(thousand dollars except per unit amounts and where stated otherwise)

	Three Months Ended		
	March 31, 2007	December 31, 2006	Change %
FINANCIAL			
Petroleum and natural gas sales	**111,507**	109,785	2
Funds flow[1]			
From operations	**65,446**	62,889	4
Per unit – basic and diluted	**0.71**	0.68	4
Earnings			
Net earnings	**9,351**	24,582	(62)
Per unit – basic and diluted	**0.10**	0.27	(63)
Distributions declared	**27,770**	44,421	(37)
Per unit	**0.30**	0.48	(38)
Capital expenditures[3]			
Exploration and development	**54,970**	39,202	40
Acquisitions, dispositions and other	**—**	(12,489)	(100)
Net capital expenditures	**54,970**	26,713	106
Corporate acquisitions	**—**	141,056	(100)
Total assets	**1,076,805**	1,084,317	(1)
Net debt[1]	**453,394**	417,517	9
Unitholders' equity	**503,097**	520,854	(3)
Trust Units outstanding (thousands)			
- As at end of period	**92,567**	92,567	—
OPERATING			
Production			
Natural gas (MMcf/d)	**118**	121	(2)
Crude oil and natural gas liquids (Bbl/d)	**4,736**	4,935	(4)
Total production (Boe/d @ 6:1)	**24,475**	25,042	(2)
Average prices			
Natural gas (pre-financial instruments) ($/Mcf)	**8.02**	7.51	7
Natural gas ($/Mcf)[2]	**9.45**	8.43	12
Crude oil and natural gas liquids (pre-financial instruments) ($/Bbl)	**61.02**	58.11	5
Crude oil and natural gas liquids ($/Bbl)[2]	**65.71**	64.35	2
Drilling activity (gross)			
Gas	**28**	18	56
Oil	**1**	—	—
D&A	**2**	1	100
Total wells	**31**	19	63
Success rate	**94%**	95%	—

(1) Funds flow from operations and net debt are non-GAAP terms. Funds flow from operations represents net earnings adjusted for non-cash items such as unrealized gain (loss) on financial instruments, depletion and depreciation expense and non-cash expenditures. Net debt is equal to long-term debt and the long-term portion of unit-based compensation liability plus/minus working capital. Please refer to the advisory on Non-GAAP measures below.

(2) Includes realized but excludes unrealized gains and losses on financial instruments.

(3) Excludes corporate acquisitions.

SUBSEQUENT EVENTS

On April 17, 2007, Trilogy announced that its cash distribution for April 2007 would be $0.10 per Trust Unit. The distribution is payable on May 15, 2007 to Unitholders of record on April 30, 2007. Under the current assumptions on level of production, commodity prices, royalties and costs, the Trust expects to make monthly distributions of $0.10 per Trust Unit for the remainder of 2007.

OUTLOOK

Trilogy is revising its annual production guidance to 23,000 Boe/d to reflect current production levels and the impact of the sale of Marten Creek. This annual production guidance assumes a 22,000 Boe/d average production after the expected closing date of the sale of the Marten Creek property. Revised annual budget information is as follows:

Average daily production	—	23,000 Boe/d
Capital expenditures excluding land and acquisitions	—	$100 million
Operating costs	—	$10/Boe

ADDITIONAL INFORMATION

A full copy of Trilogy's first quarter 2007 report to the Unitholders, including the Management's Discussion and Analysis and Unaudited Interim Consolidated Financial Statements and related notes can be obtained at http://www.ccnmatthews.com/docs/Trilogy%20Q1%202007%20Report.pdf. This report will also be made available through Trilogy's website at www.trilogyenergy.com and SEDAR at www.sedar.com.

ABOUT TRILOGY

Trilogy Energy Trust is a petroleum and natural gas-focused Canadian energy trust. Trilogy's Trust Units are listed on the Toronto Stock Exchange under the symbol "TET.UN".

NON-GAAP MEASURES

In this news release, Trilogy uses the terms "funds flow from operations" and "net debt", collectively the "Non-GAAP measures", as indicators of Trilogy's financial performance. The Non-GAAP measures do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and, therefore are unlikely to be comparable to similar measures presented by other issuers.

"Funds flow from operations" refers to the cash flows from operating activities before net changes in operating working capital. The most directly comparable measure to "funds flow from operations" calculated in accordance with GAAP is the cash flows from operating activities. "Funds flow from operations" can be reconciled to cash flows from operating activities by adding (deducting) the net change in working capital as shown in the consolidated statements of cash flows. "Net debt" is calculated as current liabilities minus current assets plus long-term debt and unit-based compensation liability. The components described for "net debt" can be derived directly from Trilogy's consolidated balance sheets. Management believes that the Non-GAAP measures provide useful information to investors as indicative measures of performance.

Investors are cautioned that the Non-GAAP measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with GAAP, as set forth above, or other measures of financial performance calculated in accordance with GAAP.

FORWARD-LOOKING INFORMATION

Certain information included in this news release constitutes forward-looking statements under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as

"anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "budget" or similar word suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this news release include but not limited to level of future monthly distributions, capital expenditures, future production levels, operating costs, etc. Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. Such assumptions include: the ability of Trilogy to obtain equipment, services and supplies in a timely manner to carry out its activities; the ability of Trilogy to market oil and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Trilogy to obtain financing on acceptable terms; currency, exchange and interest rates; and future oil and gas prices, among others.

Although Trilogy believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Trilogy can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Trilogy and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand; risks and uncertainties involving geology of oil and gas deposits; risks inherent in Trilogy's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life; the uncertainty of estimates and projections relating to production, costs and expenses; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; Trilogy's ability to enter into or renew leases; fluctuations in oil and gas prices, foreign currency exchange rates and interest rates; health, safety and environmental risks; uncertainties as to the availability and cost of financing; the ability of Trilogy to add production and reserves through development and exploration activities; weather and general economic and business conditions; the possibility that government policies or laws including on taxation may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future lawsuits and regulatory actions against Trilogy; hiring/maintaining staff; and other risks and uncertainties described elsewhere in this document or in Trilogy's other filings with Canadian securities authorities.

The forward-looking statements and information contained in this news release are made as of the date hereof and Trilogy undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

OIL AND GAS ADVISORY

This news release contains disclosure expressed as "Boe", "Boe/d", "Mcf/d" and "MMcf/d". All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

For further information, please contact:

J.H.T. (Jim) Riddell, President and Chief Executive Officer
J.B. (John) Williams, Chief Operating Officer
M.G. (Michael) Kohut, Chief Financial Officer

Trilogy Energy Trust
4100 – 350 – 7th Avenue S.W.
Calgary, Alberta T2P 3N9
Phone: (403) 290-2900
Fax: (403) 263-8915

END